Mail Stop 4561

July 21, 2006

Daniel S. Kim, Esq.
Crystal River Capital, Inc.
c/o Hyperion Capital Management, Inc.
One Liberty Plaza
165 Broadway, 36th Floor
New York, New York 10006

> **Re:** **Crystal River Capital, Inc.**
> **Amendments No. 3 and 4 to Registration Statement on Form S-11**
> **Filed July 12, 2006 and July 18, 2006**
> **File No. 333-130256**

Dear Mr. Kim:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Dividend Policy, page 59

1.   We note your disclosure that all distributions through December 31, 2005 represented distributions of earnings and profits and that the quarterly distribution for the period ended March 31, 2006 was funded out of working capital. In light of the fact that distributions through December 31, 2005 exceeded net income for the same period, please clarify how these distributions solely represent distributions of earnings and profits or revise your disclosure and disclose the amount by which the distributions exceeded your earnings. In addition, please also disclose how the distribution for the period ended March 31, 2006 was funded considering the fact that your cash flow generated from operating

activities for the same period was not sufficient to fund such distribution.

Management's Discussion and Analysis of Financial Condition and
Results of Operations
Critical Accounting Policies
Valuations of MBS and ABS, pages 75-76

2.   We note your response to comment 7 and your revised disclosure on page 76.
        Given your intent to replace lower-coupon Agency ARMS with higher yielding
        securities, which we understand is partly based on the rate reset period, please
        revise your disclosure to further explain your intent to hold the remaining class of
        Agency ARMS disclosed on page F-19 until a recovery of fair value, which may
        be the maturity of the underlying debt security. For instance, we note that the
        weighted average remaining terms of the Agency ARMS disclosed on page F-19
        is just over the remaining rate reset period used to identify investments for
        temporary impairment at December 31, 2005. In addition, please revise to
        disclose the factors and indicators considered by management in determining your
        intent to also hold the Non-Agency RMBS investments to allow sufficient time
        for anticipated recovery, which may be the maturity of the underlying debt
        security.

Hyperion Capital's Historical Performance, page 118

3.   We note your response to comment no. 10 and the revised disclosure that
        Hyperion Brookfield has a successful 17-year history of acquiring and managing
        MBS and ABS through an investment philosophy predicated on the concept of
        relative value. Please expand your disclosure to clarify what you mean by
        "relative value."

Selling Stockholders, page 168

4.   Please revise to name the natural persons holding voting control and dispositive
        powers over all entities listed in the table, unless the entities are public
        companies, wholly-owned subsidiaries of public companies or registered
        investment companies.

5.   With regard to any selling stockholders who are non-natural persons, please
        identify all selling shareholders who are registered broker-dealers or affiliates of
        broker-dealers. Additionally, tell us if the broker-dealer received the securities as
        underwriting compensation. Please note that a registration statement registering
        the resale of shares being offered by broker-dealers must identify the broker-
        dealers as underwriters if the shares were not issued as underwriting
        compensation.

6.   Please revise to include the total amount of each column in the selling stockholder table.

                                        * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Josh Forgione at 202-551-3431 or Steve Jacobs, Accounting Branch Chief, at 202-551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or me at 202-551-3852 with any other questions.

                                                Sincerely,

                                                Michael McTiernan
                                                Special Counsel

cc: Michael L. Zuppone, Esq. *(via facsimile)*
        Paul, Hastings, Janofsky & Walker LLP